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July 22, 2005                                                          Ryan Murr
                                                      ryan.murr@hellerehrman.com
                                                          Direct +1.858.450.8425
                                                      Direct Fax +1.858.587.5924
                                                            Main +1.858.450.8400



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mailstop 6010
Washington, D.C. 20549
Attn:  Gregory S. Belliston

     Re: Avanir Pharmaceuticals
         Form S-3 filed June 20, 2005
         File No. 333-125979

Ladies and Gentlemen:

     On behalf of Avanir Pharmaceuticals ("Avanir"), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated June 27, 2005, in connection with the filing of the above-referenced registration statement on Form S-3 (the "Form S-3"). On behalf of Avanir, we are concurrently filing Amendment No. 1 to the Form S-3
("S-3 Amendment").

General

1. Please revise the Description of Securities section so it contains the information required by Item 202 of Regulation S-K. See Item 9 of Form S-3. This information should currently be available with respect to almost all of the terms of the securities that may be offered. Terms that are not currently knowable, such as the interest rate and maturity date for the debt securities, may be provided by prospectus supplement, and the base prospectus should list and describe generally the terms that will be provided at a later date.

     We have revised the Description of Securities section to provide all information currently knowable regarding the securities that may be offered under the prospectus and have provided a general statement of the additional information that will be provided by prospectus supplement regarding the terms of these securities, as applicable. We note that as the Company has filed the form of indenture with the S-3 Amendment, and will file this form for qualification under the Trust Indenture Act of 1939, the Company currently knows many of the material terms of the debt securities at this time and has therefore provided a more complete description of these securities. We respectfully submit that additional information regarding the other securities that may be offered under the prospectus, such as the terms of any series of preferred stock, the terms of any warrants to purchase securities and the terms of any depositary shares, are not currently knowable. Accordingly, the Company will provide a complete description of such securities in each applicable prospectus supplement if and when it chooses to offer such securities for sale.

     We acknowledge that the form of indenture must also be qualified under the Trust Indenture Act of 1939 and will proceed with that qualification prior to requesting acceleration of effectiveness of the Form S-3.

2. We note the footnote disclosure stating the form of indenture will be filed by amendment or with a Form 8-K, if applicable. Please note that the form of indenture must be filed prior to effectiveness so that it may be qualified, as required by Section 309(a) of the Trust Indenture Act. Please file the form of indenture with a pre-effective amendment.

     We have complied with this request and have filed the forms of indenture with the S-3 Amendment.

                                 *     *     *

     If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858) 450-8425 at your convenience. Your assistance in this matter is greatly appreciated.

                                         Sincerely,

                                         /s/ Ryan Murr

                                         Ryan Murr

Enclosures

cc:   Gregory P. Hanson, CMA, Avanir Pharmaceuticals